UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT
           OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the transition period from ______ to ________

Commission File Number 000-26538

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENCORE MEDICAL CORPORATION
401(k) PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENCORE MEDICAL CORPORATION
9800 METRIC BOULEVARD
AUSTIN, TEXAS 78758

Independent Auditors’ Report

To The Plan Administrative Committee
Encore Medical Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Encore Medical Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, as listed in the accompanying index. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year (December 31, 2002) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HELIN, DONOVAN, TRUBEE & WILKINSON, LLP

By: /s/ Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas
October 8, 2003

ENCORE MEDICAL CORPORATION 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	December 31
	2002	2001

ASSETS
Investments, at fair value:
Money market account, at stated value	$2,157,853	$ 232,042
Collective trusts, at stated value	369,071	326,428
Mutual funds, at quoted value	5,609,201	2,037,971
Common stock of Encore Medical
Corporation, at quoted value	556,030	560,935
Loans to participants, at stated value	240,692	149,583

	8,932,847	3,306,959

Receivables:
Employer contribution	17,448	8,181
Participant contributions	60,621	9,696

Total receivables	78,069	17,877

TOTAL ASSETS	9,010,916	3,324,836
LIABILITIES
Accrued liabilities	--	--
	--	--

NET ASSETS AVAILABLE FOR BENEFITS	$9,010,916	$3,324,836

See accompanying notes and independent auditors’ report.

ENCORE MEDICAL CORPORATION 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2002

ADDITIONS:
Additions to Net Assets attributed to:
Investment Income:
Net depreciation
in fair value of investments	$ (668,341)
Interest	13,996

Total Investment Income	(654,345)

Contributions
Participants	723,755
Employer	271,352

Total Contributions	995,107

Transfers in	6,002,826

TOTAL ADDITIONS	6,343,588

DEDUCTIONS:
Deductions from Net Assets Attributable to:
Benefits paid to Participants	653,634
Administrative expenses	3,875

Total Deductions	657,509

NET INCREASE	5,686,079
Net Assets Available for Benefits:
BEGINNING OF YEAR	3,324,836

END OF YEAR	$ 9,010,915

See accompanying notes and independent auditors’ report.

ENCORE MEDICAL CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN

The following description of the Encore Medical Corporation (“Company”) 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement or Summary Plan Document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution profit-sharing plan with 401(k) option covering all employees of the Company who are at least 21 years of age, who are not covered by a collective bargaining agreement and who are not non-resident aliens who receive no U.S. earned income from the Company. The Plan allows for participant entry on either January 1 or July 1 of each plan year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 2002, the Plan was merged with Chattanooga Group, Inc. Employees’ Savings 401(k) and Profit Sharing Plan after Chattanooga Group, Inc. was acquired by the Company. The Plan did not change as a result of this merger, other than by increasing the number of participants and assets available for benefits.

In 2002, the Plan was amended to adopt the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The EGTRRA changes provided for catch-up contributions for participants over 50 years of age and increased the maximum annual deferral rate to 100% of pre-tax annual compensation. The Plan increased the maximum annual deferral rate to 100% in 2003.

Contributions
Each year, participants may contribute up to the lesser of 15% of their eligible compensation as defined by the Plan or the maximum amount allowed by law (currently $11,000 for 2002 and $12,000 for 2003). This Plan also allows for catch-up contributions for participants over 50 years of age. Participants may also contribute amounts representing distributions (rollovers) from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, a collective trust, a money market fund and common stock of the Company as investment options for participants.

The Company may make annual discretionary contributions in an amount determined at each plan year end by the Board of Directors. For 2002, the Company has elected to match 50% of the first 6% of each participant’s elective contributions. The Company may also make a profit sharing contribution at the direction of the Board of Directors. No profit sharing contributions were made in 2002. Contributions are subject to certain limitations.

ENCORE MEDICAL CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. All Plan loans must be repaid in 5 years, except those that are used for the purchase of a principal residence. In most cases repayment of the loan will be made through after-tax payroll deductions.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service as summarized as follows:

Years of Service	Vested Percentage
Less than one year	0%
One year	25%
Two years	50%
Three years or more	100%

Participants will become fully vested in the Company’s contributions upon termination of the Plan.

Payment of Benefits
Benefits become available to participants on the earliest of four events: (1) Termination of employment, (2) Death of the Participant (benefits are payable to the participant’s spouse or beneficiary), (3) Disability of the Participant, or (4) Upon the Participant’s retirement.

Upon termination of employment, if the participant’s vested account balance is less than $5,000 the benefit will be paid in a lump sum. If the participant’s account balance exceeds $5,000 the participant may choose to keep the funds in the Plan, request a direct rollover to another qualified plan, or take a lump sum distribution.

ENCORE MEDICAL CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF PLAN (Continued)

Payment of Benefits (continued)

On termination of service due to death prior to retirement the account balance is paid to the participant’s spouse or beneficiary as either a lump sum or as an annuity for the life of the spouse or beneficiary.

On termination of service due to retirement after age 59 1/2, and fulfillment of required participation time in the Plan, 100% of the Company contributions becomes immediately vested. The account balance is paid to the participant in a lump sum or as joint and survivor annuity. However, should a participant reach age 59 1/2 and not elect to terminate employment, the participant can take an in-service distribution from the vested accounts balance.

Forfeited Accounts
At December 31, 2002, forfeited non-vested accounts totaled $67,533. These accounts may be used to reduce future Plan administrative expenses and employer contributions, or may be allocated ratably to all participants. In 2002, forfeited non-vested accounts totaling $23,083 were used to reduce employer contributions and plan expenses.

Distributions During Employment
As a general rule, participant’s contributions will remain in the Plan as long as the participant remains employed by the Company. The Plan does provide exceptions to this rule for withdrawals of the participant’s contributions under certain circumstances (subject to the satisfaction of the Plan Administrator) that include the following:

  Medical expenses,
  Purchase of a principal residence,
  Post secondary education for participant or their dependents, or
  To prevent eviction from or foreclosure on the participants principal residence.

Plan Expenses
The expenses of operating and maintaining the Plan have been paid by the Company and through utilization of forfeited accounts. In the event the Company does not continue to pay the Plan expenses, the Plan expenses will be paid by the Plan and charged on a pro-rata basis to the value of the participants account balances.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

ENCORE MEDICAL CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds and Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned. Dividends are recorded on the ex-dividend date.

NOTE C—INVESTMENTS

The following presents investments that are 5% or more of the Plan’s net assets at December 31, 2002 and 2001:

	December 31,	December 31,
	2002	2001

Collective Trusts, at Fair Value
Wells Fargo S&P Index Fund	$ 369,071	$326,428

Mutual Funds, at Fair Value
Strong - Government Securities Fund	2,456,353	240,368
Neuberger Berman - Genesis Trust	544,177	341,874
INVESCO Strategic Portfolio Technology Fund	239,790	467,625
Dreyfus Founders Balanced Growth Fund	767,185	203,653
Wells Fargo, N.A. Equity Value Fund	866,166	116,077

Corporate Common Stock of Plan Sponsor
Encore Medical Corporation (not restricted)	$ 556,030	$560,935

Money Market
Wells Fargo Money Market Fund	$2,157,853	$232,042

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $668,000, as follows:

Mutual Funds	$(549,000)
Collective Trusts	(73,000)
Corporate Common Stock of Plan Sponsor	(46,000)

Investments	$(668,000)

ENCORE MEDICAL CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE C—INVESTMENTS (Continued)

The Plan’s investments are primarily invested in mutual funds, a money market fund and a collective trust held by the Plan’s Trustee. The mutual funds apply a daily management fee to the assets under management in the mutual funds. This fee is deducted from the mutual funds prior to determining net depreciation in the fair value of investments.

The Plan’s participants direct all investments. There are no non-participant directed investments as of December 31, 2002 and 2001.

NOTE D—RELATED PARTY TRANSACTIONS

The Company provided certain Plan administrative services without compensation during the twelve month period ended December 31, 2002. The Company paid certain Plan expenses totaling approximately $14,550 during 2002 for administrative fees and other charges from Wells Fargo, N.A. (the Plan Trustee).

Certain Plan investments are shares of mutual funds managed by the Plan Trustee. Therefore, these transactions qualify as party in interest transactions.

NOTE E—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ENCORE MEDICAL CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE F—RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Schedule H of Form 5500:

	12/31/02	12/31/01

Net assets available for benefits per the financial statements	$ 9,010,916	$ 3,324,836
Contributions receivable from employer	(17,448)	(8,181)
Contributions receivable from employees	(60,621)	(9,696)

Net assets available for benefits per Schedule H to the Form 5500	$ 8,932,847	$ 3,306,959

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2002 to Schedule H of Form 5500:

Total contributions per the financial statements	$ 995,107
Transfers included in contributions on the 5500	421,499
Contributions receivable at 12/31/02	(78,069)
Contributions receivable at 12/31/01	17,877

Total contributions per Schedule H of Form 5500	$ 1,356,414

The following is a reconciliation of transfers in to the Plan per the financial statements for the year ended December 31, 2002 to Schedule H of Form 5500:

Transfers in per the financial statements	$ 6,002,827
Transfers included in contributions on the 5500	(421,499)

Benefits paid to participants per Schedule H of Form 5500	$ 5,581,328

NOTE G—TAX STATUS

The Plan obtained its latest determination letter, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s third party administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE H—FIDELITY BOND

The plan was covered by a $1,000,000 fidelity bond during 2002.

NOTE I – PLAN MERGERS

On July 1, 2002, the net assets of the Chattanooga Group, Inc. Employee Savings 401(k) and Profit Sharing Plan (“Chattanooga Plan”) were transferred to the Plan as a result of a merger of the Chattanooga Plan and the Plan.

The net assets transferred, in the amount of $6,002,826, have been recorded as such in the accompanying Statement of Changes in Net Assets Available for Benefits and have been recognized in the accounts of the Chattanooga Plan as of July 1, 2002.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Supplemental Schedule-Assets Held for Investment Purposes at End of Year
December 31, 2002

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current Value

	Money Market Funds
*	Wells Fargo, N.A.	Market Fund	$	**	$2,157,853

	Collective Trusts
*	Wells Fargo, N.A. S&P 500 Index Fund	10,464 Shares		**	369,071

	Mutual Funds
	AIM High Yield	14,129 Shares		**	52,134
	Janus Global Technology Fund	10,777 Shares		**	77,272
	INVESCO Telecommunications Fund	5,360 Shares		**	43,687
	INVESCO Total Return Fund	5,324 Shares		**	111,277
	American Century Income & Growth Fund	5,000 Shares		**	108,701
	American Advantage International Equity Fund	11,697 Shares		**	138,844
	Strong Government Securities Fund	220,498 Shares		**	2,456,353
	Neuberger Berman Genesis Fund	19,338 Shares		**	544,177
	INVESCO Strategic Portfolio Technology Fund	13,949 Shares		**	239,790
	Scudder Growth & Income Fund	7,216 Shares		**	115,304
	Dreyfus Founders Balanced Growth Fund	102,565 Shares		**	767,185
*	Wells Fargo, N.A. Equity Value Fund	118,979 Shares		**	866,166
	Janus Twenty Fund	3,044 Shares		**	88,311

					$5,609,201

	Corporate Common Stock
*	Encore Medical Corporation	215,074 Shares		**	556,030

*	Participant Loans	5.25% to 10.50%			240,692

		Total Investments			$ 8,932,487

*         Party In Interest
**      Self-Directed Investment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENCORE MEDICAL CORPORATION 401(K) PLAN

By:      Plan Administrator of the Encore Medical Corporation 401(k) Plan

Date: Novemer 18, 2003	By: /s/ Harry L. Zimmerman
Harry L. Zimmerman
Plan Administrator